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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                   (Initial Filing)

                               DIGITAL LIGHTWAVE, INC.
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                                   (Name of Issuer)

                      COMMON STOCK, $0.0001 PAR VALUE PER SHARE
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                            (Title of Class of Securities)

                                     253855100000
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                                    (CUSIP Number)

                                 ERIC L. BROWN, ESQ.
                             172 E. STATE ST., SUITE 550
                                 COLUMBUS, OHIO 43215
                                     614 228-5599
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  NOVEMBER 13, 1998
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box:

                                   NOT APPLICABLE
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     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
(entities only)

                                   HBH ASSETS, LTD.
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     2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)____NOT APPLICABLE
     (b)____NOT APPLICABLE
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     3) SEC Use Only

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     4) Source of Funds (See Instructions)______AF
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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)______ NOT APPLICABLE
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     6) Citizenship or Place of Organization ___ OHIO, USA
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 Number of         (7) Sole Voting Power______ 2 MILLION
 Shares Bene-      ------------------------------------------------------------
  ficially         (8) Shared Voting Power_____ NOT APPLICABLE
 Owned by          ------------------------------------------------------------
  Each             (9) Sole Dispositive Power_____ 2 MILLION
 Report-           ------------------------------------------------------------
   ing Person      (10) Shared Dispositive Power____ NOT APPLICABLE
  With
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     11) Aggregate Amount Beneficially Owned by Each Reporting Person ________
2 MILLION
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     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______ NOT APPLICABLE
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     13) Percent of Class Represented by Amount in Row (11) _7.5%
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     14) Type of Reporting Person (See Instructions) ____ OO

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Item 1.   SECURITY AND ISSUER

          This Schedule 13D relates to an option to purchase the common stock, $0.0001 par value per share, of Digital Lightwave, Inc. (NASDAQ symbol DIGL), a Delaware corporation, with principal executive offices located at 15550 Lightwave Drive, Clearwater, Florida 33760

Item 2.   IDENTITY AND BACKGROUND

          Name: HBH Assets, Ltd., an Ohio limited liability company, the membership interests of which are 75% owned by
                                             H. Brian Haney, member, and 25%
                                             owned by Eric L. Brown, member.

          Principal business:                Investment in Digital Lightwave,
                                             Inc.

          Address of principal business:     c/o Eric L. Brown Co., LPA, 172 E.
                                             State Street, Suite 550, Columbus,
                                             Ohio 43215

          Address of principal office:       Same.

          Information required by item 2(d): No.

          Information required by item 2(e): No.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source of funds will be loans or capital contributions from members when the option attached hereto as Exhibit 4.1 (the "Option") is exercised.


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Item 4.   PURPOSE OF TRANSACTION.

          Investment.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) 2 million shares - 7.5%

          (b) HBH Assets, Ltd. will have the sole power to vote and dispose of the shares of Digital Lightwave, Inc., acquired upon exercise of the Option.

          (c) None.

          (d) Not Applicable.

          (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following summary description of the Option is qualified in its entirety by reference to Exhibit 4.1.

     HBH Assets, Ltd. is the holder of the Option, which was granted by Dr. Bryan J. Zwan. Subject to the terms and conditions of Exhibit 4.1, the Option is exercisable in whole or in part, at any time or from time to time, between November 13, 1998, and October 20, 2008, at a price of $1.00 per share for up to 2 million shares of common stock. Shares acquired by exercise of the Option are subject to certain restrictions as set forth in Exhibit 4.1, including the restriction that they may not be sold, transferred or otherwise disposed of without registration under the 1933 Act or an exemption therefrom.

     The present intention of HBH Assets, Ltd. is to exercise part of the Option from time to time and to hold the shares so acquired until they may be sold under an applicable exemption from the 1933 Act, such as Rule 144, or until they are registered.

     HBH Assets, Ltd. received the Option by assignment effective November 13, 1998, (attached hereto as Exhibit 4.2) from H. Brian Haney. Mr. Haney was the plaintiff in the litigation HANEY VS. ZWAN & DIGITAL LIGHTWAVE, INC., USDC SD Ohio C2-97-1218 (EAS). As previously disclosed in the Quarterly Report on Form 10Q filed by Digital Lightwave, Inc. on November 16, 1998, Mr. Haney received the Option effective November 13, 1998, in settlement of the litigation.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 4.1 -    Stock Option Agreement
          Exhibit 4.2 -    Assignment

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 17, 1999        H. BRIAN HANEY, MEMBER, PRESIDENT
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Date                     Name/Title

/s/ H. Brian Haney
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Signature